UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CLEARBRIDGE ENERGY MLP TOTAL RETURN FUND INC.

(Name of Issuer)

Mandatory Redeemable Preferred Stock

(Title of Class of Securities)

18469Q2#4, 18469Q3#3, 18469Q4#2

(CUSIP Number)

March 26, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 18469Q2#4, 18469Q3#3, 18469Q4#2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Voya Financial, Inc. 52-1222820
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 250
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 250
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.71%
12.	TYPE OF REPORTING PERSON HC

Item 1.

(a)	Name of Issuer

CLEARBRIDGE ENERGY MLP TOTAL RETURN FUND INC.

(b)	Address of Issuer’s Principal Executive Offices

620 Eighth Avenue, 49th Floor,

New York, NY 10018

Item 2.

(a)	Name of Person Filing

Voya Financial, Inc.

(b)	Address of Principal Business Office or, if None, Residence

230 Park Ave,

14th Floor,

New York NY 10169

(c)	Citizenship

Delaware

(d)	Title of Class of Securities

Mandatory Redeemable Preferred Stock

(e)	CUSIP Number

18469Q2#4, 18469Q3#3, 18469Q4#2

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 250 shares

(b)	Percent of Class: 35.71%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote 250

(ii)	shared power to vote or to direct the vote 0

(iii)	sole power to dispose or to direct the disposition of 250

(iv)	shared power to dispose or to direct the disposition of 0

Item 5. Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

This Schedule 13G is filed by Voya Financial, Inc., the ultimate corporate parent of the subsidiary entities listed on Exhibit A. Each such entity may be deemed to beneficially own the securities to which this Schedule 13G applies.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Voya Financial, Inc. is filing this Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) as the ultimate parent corporation of its wholly owned subsidiaries listed on Exhibit A hereto.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Jean Weng
Date:	April 10, 2015
Name:	Jean Weng
Title:	SVP Corporate Secretary